FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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Agenda

- Background 3
- AIFRS areas/impacts to highlight 4
- AIFRS 2005 Cash Earnings and Statutory Net Profit Comparatives 9
- Balance sheet and capital 12
- Appendices 15

2

National Australia Bank

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[LOGO]

Gordon Lefevre

Deputy Group Chief Financial Officer

Michelle Grocock

Group Financial Controller

AIFRS Briefing

9 May 2006

Agenda

•	Background
•	AIFRS areas/impacts to highlight
•	AIFRS 2005 Cash Earnings and Statutory Net Profit Comparatives
•	Balance sheet and capital
•	Appendices

[LOGO]

Background

•      31 March 2006 Profit Announcement template and “AIFRS Transition report” issued 8 May 2006.

•      The Profit Announcement template has been updated for AIFRS changes to format and includes AIFRS compliant comparative amounts.

•      Comparatives exclude impacts of AASB 132, 139 and 4. Therefore comparatives exclude adjustments such as loan loss provisioning, hedging, fair value, effective yield, debt/equity classification and insurance contracts.

•      31 March 2006 results will be announced on 11 May. Our approach for 2006 results will be to report on a full AIFRS basis with appropriate explanatory commentary for key changes. Reconciliation back to AGAAP will not be provided.

•      Details of our transitional adjustments on a statutory basis (income statement and balance sheet) are provided in our AIFRS Transition Report dated 8 May 2006.

AIFRS areas/impacts to highlight

Defined benefit pensions (from 1 October 2004)

•      AIFRS accounting impacts

•      On transition a net pension deficit liability of $1,149 million has been recognised. In addition $575 million (pension asset under AGAAP) has been removed from balance sheet.

•      Reduction of $28 million to FY05 AGAAP pensions expense, $38 million after excluding one-off items, largely related to New Zealand.

•      UK pensions reforms

•      Reduction in deficit from reforms will be recognised in 31 March half year results. Cash contribution will be recognised in H2 2006 once paid.

•      As previously announced the reforms reduce the deficit by circa $631m ($387m from reforms and $244m from additional cash contribution).

•      Past service cost income arising from reforms will be recognised as a significant item in the 31 March P&L; cash contribution has no P&L impact.

•      Classification of operating leases (from 1 October 2004)

•      Operating leases classified as PP&E under AIFRS in both 2006 and 2005 periods; previously classified within loans and advances and other assets under AGAAP.

•      Rentals received included in Other Operating Income; depreciation included in Other Operating Expenses. Previously reported net within Net Interest Income.

•      Cost to income ratio impacted. However have redefined the ratio to exclude this adjustment. Note that disposal of our Custom Fleet business will minimise the impact of this change going forward.

Loan loss provisioning (from 1 October 2005)

•      ‘Incurred loss’ approach to determining collective (general provision) from 1 October 2005.

•      At 1 October 2005 total loan loss provisions have reduced by $384 million (from $2,422 million under AGAAP to $2,038 million* under AIFRS). In addition there have been a number of reclassifications. These include:

•      Provisions of $77 million against loans evaluated on a collective basis that were recorded as specific provisions under AGAAP have been reclassified to collective provisions; and

•      Provisions of $85 million against loans, and $35 million against derivatives, (totalling $120 million), that are now recorded at fair value have been reclassified to Financial assets at fair value.

* Inclusive of provisions against loans recorded at fair value

Effective yield (from 1 October 2005)

•      Loan related fees and income on bill acceptances required to be recognised on an effective yield basis. At 1 October 2005 this has resulted in $401 million being written off to retained earnings.

•      Will result in reclassification of income from Other operating income to Net interest income. Amounts will be spread over expected life of loan rather than taken directly to P&L.

•      Will result in bill acceptances being classified as interest earning/bearing assets/liabilities within the average balance sheet.

Fair value option (from 1 October 2005)

•      Fair value option used where more appropriate than hedge accounting in achieving P&L volatility reduction for economic hedges. Applied to parts of loan and deposit books and certain structured finance deals.

•      Where applied to loan book, loans and advances balance sheet line and associated loan loss provision will exclude these loans (recorded in separate line). However asset quality disclosures and Loans and Acceptances MD&A disclosures will be calculated on ‘whole of loan book’ approach.

Hedging and derivatives (from 1 October 2005)

•      Hedge accounting or use of the fair value option has been applied in most circumstances where an economic hedge relationship exists.

•      For the IMS short term funding book hedge accounting has not been achieved. The funding instruments will be accounted for at amortised cost with interest recognised through net interest income. Income on the derivatives will be accounted for within trading income. This will result in a reclassification of derivative income out of net interest income (where it is currently recorded under AGAAP) to trading income.

•      In addition, under AIFRS, an embedded derivative within the Exchangeable Capital Units is required to be separated from the debt instrument and recognised at fair value. This embedded derivative represents the option that holders have to convert the instrument into National Australia Bank ordinary shares. This will result in income statement volatility but will be excluded from cash earnings as the accounting treatment does not reflect the substance of the instrument.

Wealth Management

•      At 1 October 2004 EMVONA has been removed from the balance sheet and replaced, in part, by acquired goodwill. This has resulted in a net write off to retained earnings of $729 million.

•      At 1 October 2004 deferred acquisition costs of $100 million relating to investments contracts not in Life Insurance entities were written off. At 1 October 2005 deferred acquisition costs of $384 million relating to investment contracts in Life Insurance entities were written off. Deferred acquisition costs relating to insurance contracts continue to be capitalised.

•      Valuation of life insurance liabilities continues to be undertaken on an actuarial basis. From 1 October 2005 under AIFRS they are discounted based on the current prevailing interest rates at date of valuation. This was not previously the case. This has the potential to introduce increased income statement volatility to IoRE. Going forward we propose to exclude this from cash earnings.

•      From 1 October 2005 outside equity interests in Wealth Management controlled entities of $6,224 million no longer meet the definition of equity and will be classified as liabilities.

•      From 1 October 2004 treasury shares (direct investments in National Australia Bank shares by the Group’s life insurance statutory funds) are required to be deducted directly from equity with fair value movements excluded from P&L. This has resulted in an adjustment to retained earnings of $551 million. Note that this also impacts upon the reported number of shares in issue.

AIFRS Cash Earnings 2005 Comparatives

(Australia dollars, millions)	Mar 05	Sep 05	FY
• AGAAP 2005 Cash Earnings	1,618	1,692	3,310
• AIFRS 2005 Cash Earnings	1,652	1,601	3,253
• Difference	34	(91)	(57)

AIFRS cash earnings is defined as accounting profit adjusted for:

•      Significant items

•      Treasury shares

•      Impairment of goodwill

•      Revaluation of Exchangeable Capital Units(1)

•      Revaluation of Insurance acquisition costs(2)

(1) From 1 October 2005 only

(2) From 1 April 2006 only

Impact of AIFRS on 2005 Cash Earnings

(Australian dollars, millions)	Mar 05	Sep 05	FY

• AGAAP/AIFRS difference	34	(91)	(57)

Principal drivers of difference:
• Share based payments	(37)	(60)	(97)
• Defined benefit pensions	12	16	28
• Tax effect accounting	28	(44)	(16)
• Finance leases	15	(5)	10
• Other	16	2	18
	34	(91)	(57)

Impact of AIFRS on 2005 Statutory Net Profit

(Australian dollars, millions)	Mar 05	Sep 05	FY
• AGAAP 2005 Net profit	2,535	1,597	4,132
• AIFRS 2005 Net profit	2,758	1,234	3,992
• Difference	223	(363)	(140)

Difference comprises:
• Cash earnings difference	34	(91)	(57)
• Reversal of goodwill amortisation	50	48	98
• Reversal of WM revaluation	(51)	(294)	(345)
• Treasury shares	(47)	(96)	(143)
• Adjustment to significant items	237	70	307
	223	(363)	(140)

Balance sheet – 1 October 2004

1 October 2004 Equity Reconciliation:

$million
Shareholders’ equity at 30 September 2004 – AGAAP	29,766
Adjustments to transition to AIFRS:
Pensions	(1,724)
Wealth Management (EMVONA, DAC)	(829)
Treasury shares	(551)
Tax effect accounting	609
Other	(181)
Total adjustments	(2,676)
Shareholders’ equity at 1 October 2004 – AIFRS	27,090

Balance sheet – 30 Sep 05 and 1 Oct 05

30 September 2005 / 1 October 2005 Equity Reconciliations

	30 Sept	1 Oct
Shareholders’ equity at 30 September 2005 – AGAAP/AIFRS	34,280	31,554
2005 financial year AIFRS adjustments:
Total adjustments to equity at 1 October 2004 (previous slide)	(2,676)
AIFRS adjustments to equity for 2005 year	(50)

Adoption of AASB 132, 139 & 4:
Reclassification of WM outside equity interest to liabilities		(6,224)
Loan loss provisioning		384
Effective yield		(401)
Valuation of Excaps		(879)
Removal of deferred acquisition costs – life insurance entities		(384)
Fair value and hedging adjustments (net)		28
Other		(57)
Total adjustments	(2,866)	(7,533)
Shareholders’ equity at 30 Sept 2005 / 1 Oct 05 – AIFRS	31,554	24,021

AIFRS Capital Impacts

(Based on 30 September 2005 numbers)	Estimated Tier 1 impacts ($ bn)
	Current	Previously reported
UK defined benefit scheme	(0.6)*	(1.0)
Prepaid pension asset	(0.6)	(0.6)
WM value-in-force, at acquisition	(1.5)	(1.5)
WM historical adjustment re NAFiM	(0.2)	(0.2)
Revenue recognition – effective yield	—	(0.3)
Credit provisioning	0.1	0.2
Hedging	0.1	0.1
Capitalised software	(0.6)	—
Other	(0.3)	(0.3)
Total	(3.6)	(3.6)

* After adjusting for impact of UK pension reforms

Final APRA AIFRS standards expected shortly. Under transitional arrangements, which apply from 1 July 2006 until 1 January 2008, a general reserve for credit losses is to be established as a result of AIFRS.

Appendices

Roadmap of AIFRS impacts

	Cash earnings impact?	Impact on 2005 comparatives?	Impact on current year?	Impact on regulatory capital
Industry Wide AIFRS changes
EMVONA	☐	☒	☒	☒
Capitalised software	☐	☒	☒	☒
Goodwill amortisation	☐	☒	☒	☐
Share based payments	☒	☒	☒	☐
Treasury shares	☐	☒	☒	☐
Hedging	☒	☐	☒	☒

Industry wide AIFRS changes; with some National specific elements
Effective yield - loan related fees	☒	☐	☒	☐
Effective yield - bill acceptances	☒	☐	☒	☐
Loan loss provisioning	☒	☐	☒	☒
Deferred acquisition costs	☒	☒	☒	☐
IoRE	☐	☐	☒	☐

National specific changes
Defined benefit pensions	☒	☒	☒	☒
Exchangeable Capital Units	☐	☐	☒	☐
Use of Fair Value option for loans	☒	☐	☒	☒
Operating leases	☐	☒	☒	☐
Fair value of derivatives in funding book	☐	☐	☒	☐

	Australian Banking	Australia Wealth	IMS	UK	New Zealand	Group Funding	Corporate Centre
Industry Wide AIFRS changes
EMVONA	☐	☒	☐	☐	☐	☐	☐
Capitalised software	☒	☒	☒	☒	☒	☐	☐
Goodwill amortisation	☐	☐	☐	☐	☐	☐	☒
Share based payments	☒	☒	☒	☒	☒	☐	☒
Treasury shares	☐	☐	☐	☐	☐	☐	☒
Hedging	☒	☐	☒	☒	☒	☒	☐

Industry wide AIFRS changes; with some National specific elements
Effective yield - loan related fees	☒	☐	☒	☒	☒	☐	☐
Effective yield - bill acceptances	☒	☐	☒	☐	☐	☐	☐
Loan loss provisioning	☒	☐	☒	☒	☒	☐	☐
Deferred acquisition costs	☐	☒	☐	☐	☐	☐	☐
IoRE	☐	☒	☐	☐	☐	☐	☐

National specific changes
Defined benefit pensions	☒	☒	☐	☒	☒	☐	☐
Exchangeable Capital Units	☐	☐	☐	☐	☐	☒	☐
Use of Fair Value option for loans	☐	☐	☒	☒	☒	☐	☐
Operating leases	☒	☐	☐	☒	☒	☐	☐
Fair value of derivatives in funding book	☐	☐	☒	☐	☐	☐	☐

Impact of AIFRS on margin and spread - 2005

		Mar 05	Sep 05	FY05
Net Interest Margin	- AGAAP	2.19%	2.20%	2.20%
	- AIFRS	2.12%	2.14%	2.13%
Net Interest Spread	- AGAAP	1.74%	1.69%	1.71%
	- AIFRS	1.70%	1.68%	1.69%

Ratios impacted in 2005 by:

•        Margins impacted by reclassification of operating lease revenue and expenses (4 bps in both March and Sept 05) and consolidation of securitisation vehicles (3 bps in March 05 and 2 bps in Sept 05)

•        Net interest spreads are also impacted by the above adjustments, but to a lesser extent

Ratios will be impacted in 2006 by:

•        Classification of bill acceptances as interest earning; recognition of bill acceptance revenue in NII rather than OOI

•        Reclassification of certain derivatives from hedging to trading; results in interest recognised in OOI not NII

•        Application of effective yield requirements to loan related fee recognition

Impact of AIFRS on EPS - 2005

		Mar 05	Sep 05	FY05
Weighted average # of shares (million)	- AGAAP	1,555	1,563	1,559
	- AIFRS	1,535	1,541	1,538

•       The reason for the reduction in the weighted average number of shares is the impact of treasury shares. Under AIFRS the number of shares is required to be adjusted for shares in National Australia Bank held by the Group’s life insurance statutory funds that are consolidated into the Group’s financial statements. Essentially, it is deemed that the Group is holding its own shares and therefore these must be deducted from contributed equity.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •9 May 2006	Name: Brendan T Case
Title: Associate Company Secretary